DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

December 3, 2025

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: 83 Investment Group Income Fund, File Nos.333-291770 and 811-24001

Ladies and Gentlemen:

On behalf of 83 Investment Group Income Fund (the “Trust”), we hereby electronically file pursuant to: (i) the Securities Act of 1933 and Rule 486(a) thereunder; (ii) the Investment Company Act of 1940; and (iii) Regulation S-T, please find Post-Effective Amendment No. 1 to the Registration Statement of the Trust. This amendment is being filed for the purpose of revising the description of certain of the Fund’s requirements for shareholder investments, updating the financial information, and making certain other minor and conforming changes.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP